Exhibit 99.11

Consent of Rex Berthelsen

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of reference to my name in connection with,  and to the use of information derived from, the technical report entitled “Technical Report on Peak Gold Mines, New South Wales, Australia,” dated January 1, 2009, as amended and restated on June 12, 2009, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2011, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 26th day of March, 2012

“Rex Berthelsen”

Name:	Rex Berthelsen
Title:	FAusIMM, CPGeo, and
Principal Geologist for New Gold Inc.